Ronald G. Simpson, P.Geo.
GeoSim Services Inc.
1975 Stephens Street
Vancouver, B.C. Canada, V6K 4M7
Telephone: 604 733-7970
Email: rgs@uniserve.com

March 30, 2016

VIA EDGAR

To:	United States Securities and Exchange Commission

Re:	Taseko Mines Limited (the "Company")
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F report for the year ended December 31, 2015 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2015 (the “AIF”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

•	Technical Report Aley Carbonatite Niobium Project, British Columbia, Canada dated March 29, 2012

•	Technical Report on Mineral Reserves at the Aley Project, British Columbia, Canada dated October 30, 2014 and to references to the Technical Reports, or portions thereof, in the Annual Report and the AIF and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report and the AIF.

Yours truly,

/s/ R. G. Simpson

________________________________
Ronald G. Simpson, P.Geo.